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                          December 7, 2022

       Rostislav Raykov
       Chief Executive Officer
       Fennec Pharmaceuticals Inc.
       PO Box 13628, 68 TW Alexander Drive
       Research Triangle Park, NC 27709

                                                        Re: Fennec
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 1,
2022
                                                            File No. 333-268632

       Dear Rostislav Raykov:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Garett Sleichter, Esq.